September 3, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. H. Roger Schwall, Assistant Director
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for the Fiscal Year Ended December 31, 2015 Comment Letter dated July 29, 2015 File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to the comment letter dated July 29, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to our form 10-K referenced above (the “Form 10-K”). In this letter, we reproduce the Staff’s comments in italics typeface and provide our responses in normal typeface. Further, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year ended December 31, 2015

Financial Statements

Note 16 – Disclosure about Oil and Gas Producing Activities (Unaudited)

1.	As noted in comment three of our April 8, 2015 letter:
•	For the last fiscal five years, the total cumulative conversion of your PUD reserves is approximately 63% of the PUD reserves available for drilling at the beginning of this period and 56% of the PUD reserves at the end; and
•	For the last three fiscal years, the total cumulative conversion is about 38% of the PUD reserves available at the beginning of the years and 35% of the PUD reserves available at the end of the years.

Letter to SEC Division of Corporate Finance
September 3, 2015

The annual conversion rates underlying these cumulative conversion amounts are substantially below the annual conversion rates implied by the five year limitation on PUD reserves as set forth in Rule 4-10(a)(31)(ii) of Regulation S-X.

Similarly, as indicated in your response to prior comment number five from our letter dated April  8, 2015, over the period from 2011 to 2014, you did not develop your reserves according to the development plans underlying your year-end reserve estimates. In this regard, we note that, of the 680 locations scheduled to be drilled in the first year immediately following each year-end reserve estimates, only 400, or less than sixty percent, were actually drilled in accordance with your plans.

The definitions provided in paragraphs 22 and 31 of Rule 4-10(a) of Regulation S-X indicate that it is only appropriate to claim proved undeveloped reserves if it is reasonably certain that the project to develop the reserves will commence within five years, unless specific circumstances justify a longer time. Compliance and Disclosure Interpretation 131.04 further clarifies that the mere intent to develop does not constitute “adoption” of a development plan and therefore would not, in and of itself, justify recognition of reserves.

Given the definitions and interpretations applicable to proved undeveloped reserves, and that you have not developed your reserves according to the plans underlying your disclosed reserve estimates, we believe you should revise your reported reserve volumes and the internal controls used in your reserve estimation process to limit disclosed proved undeveloped reserve volumes to those quantities which are reasonably certain to be developed within five years of booking.

Response:	We acknowledge the Staff’s comments above, and we believe the practices and procedures we follow in estimating our reserves, together with the enhanced disclosure and increased procedures described below, should lead to us reporting our proved reserves consistent with the Staff’s guidance on reasonable certainty.

Our past practice of claiming proved undeveloped reserves has been consistent with our interpretation of Regulation S-X, including only booking reserves where, at the time of booking, we had adopted a development plan and were reasonably certain of timely developing our booked locations. For example, our reserve estimation process includes a comprehensive technical review by the independent engineering firm that prepares our reserves, an internal review and approval of our PUD development plan by our Reserves Management Group and senior management, and economic analysis to ensure the proved undeveloped reserves we claim meet our profitability requirements for booking.

With respect to the development plans underlying our disclosed reserve estimates, each year our senior management and our board of directors adopts a development plan based on the best information available at the time of adoption. However, because factors such as commodity price, service costs, performance data and asset mix are subject to change, when updated information is available we have from time to time revisited, and occasionally revised, our development plans. We believe this process of reassessing and, if necessary, revising our development plans is in our shareholders’ best interests. With respect to conversion rates, we have previously explained the reasons (e.g., changes to our development plans) that we believe our proved reserves satisfied the reasonable certainty requirements each year, including the years noted by the Staff above.

Letter to SEC Division of Corporate Finance
September 3, 2015

However, we recognize and appreciate that conversion rates are metrics used by the Staff in assessing the proved undeveloped reserves claimed by oil and gas registrants. And, through these comment letters and the Staff’s feedback to our industry in general, we have also developed a fuller understanding of the Staff’s interpretation of reasonable certainty with respect to development plans. As a result of these learnings over time, we have improved the processes and procedures we use in preparing our proved reserves. For example, in adopting our development plans in recent years, we devoted increased attention to the scheduling of specific drilling locations throughout the five year PUD period, with special consideration given to our rig schedule, financial metrics associated with the locations we planned to develop, surface considerations, and other matters.

As a result of our increased awareness about the importance to the Staff of changes to development plans and PUD conversion rates, we will incorporate the following items into our disclosure for future filings and processes for proved reserves estimation:

•	If our PUD conversion rate is below 20% per year in the future, we will supplement our current disclosure related to conversion rates (please see page 31 of our YE 2014 Form 10-K) with enhanced disclosure in the form of explanatory narrative identifying the reasons.
•	If changes to our development plans, such as future deferrals, removals, and substitutions of previously scheduled PUD reserve locations result in material changes to our proved reserves:
o	We will provide enhanced disclosure in our annual filings responsive to FASB ASC 932-235-50-5 and 932-235-50-10;
o	We will include disclosure in the business and/or property section of our filings describing the effect of such changes on our proved undeveloped reserves consistent with items 1203(b) and 1203(c) of Regulation S-K; and
o	We will include a detailed review of these disclosures in discussions we have with our board each year about reserve bookings.

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Letter to SEC Division of Corporate Finance
September 3, 2015

Should you have any questions concerning this response, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith
Garrett B. Smith
Chief Legal Counsel and
Corporate Secretary